Exhibit 1.1

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NOTICE TO U.S. INVESTORS

THIS TRANSACTION (AS DEFINED BELOW) IS PROPOSED WITH RESPECT TO THE SECURITIES OF A FOREIGN COMPANY. THE TRANSACTION IS SUBJECT TO DISCLOSURE REQUIREMENTS OF A FOREIGN COUNTRY THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES. FINANCIAL STATEMENTS INCLUDED IN THE BELOW DOCUMENT, IF ANY, HAVE BEEN PREPARED IN ACCORDANCE WITH FOREIGN ACCOUNTING STANDARDS THAT MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN A FOREIGN COUNTRY, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS MAY BE RESIDENTS OF A FOREIGN COUNTRY. YOU MAY NOT BE ABLE TO SUE A FOREIGN COMPANY OR ITS OFFICERS OR DIRECTORS IN A FOREIGN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL A FOREIGN COMPANY AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

YOU SHOULD BE AWARE THAT THE ISSUER MAY PURCHASE SECURITIES OTHERWISE THAN IN THE CONTEXT OF THE TRANSACTION, SUCH AS IN OPEN MARKET OR PRIVATELY NEGOTIATED PURCHASES.

PRESS RELEASE

Transfer of the registered office of Davide Campari-Milano S.p.A. to the Netherlands and transformation of the Company into a Naamloze Vennootschap (N.V.)
governed by Dutch law

Transaction aimed at encouraging a capital structure more supportive of the Group’s long-term external growth strategies and rewarding a shareholder base with a long-
term investment horizon, in line with the Group’s strategic guidance

Current increased voting rights mechanism to be enhanced through the progressive introduction, over time, of increased voting rights, while shareholders already entitled to the double voting rights shall maintain their voting benefit

Controlling shareholder Lagfin S.C.A. confirms its long-term commitment to the Group strategy and prospects and its support to the Transaction

Campari Ordinary Shares will continue to be listed solely
on the Italian Stock Exchange

The Company will maintain its tax residence in Italy

Transaction aimed at underpinning Campari Group’s global profile, while preserving its identity and historic presence in Italy, a key market for Campari Group’s future growth: no impact on the organization, management and business operations in Italy, including its production footprint, and on its relationships with employees in Italy and abroad

NEITHER THIS PRESS RELEASE OR ANY OF THE INFORMATION SET FORTH HEREIN MAY BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN ANY JURISDICTION IN WHICH SUCH PUBLICATION OR DISTIRBUTION WOULD BE PROHIBITED BY APPLICABLE LAW
(Milan), February 18, 2020-The Board of Directors of Davide Campari-Milano S.p.A. (Campari or the Company) resolved to submit to the shareholders the proposal to transfer the Company’s registered office to the Netherlands, with simultaneous transformation of the Company into a Naamloze Vennootschap (N.V.) governed by Dutch law with the company name ‘Davide Campari-Milano N.V.’ (the Transaction).

RATIONALE FOR THE TRANSACTION

From a strategic standpoint, through the transfer of the registered office in the Netherlands and the simultaneous introduction of an enhanced voting rights mechanism compared to the current double voting rights mechanism already adopted by the Company (voto maggiorato), Campari intends to pursue the following objectives:

(i)
adopting a flexible share capital structure, in order to allow the Company, on the one hand, to maintain and further strengthen a stable shareholder base and, on the other hand, to combine such essential objective with the possibility of pursuing external growth opportunities, such as acquisitions and/or strategic combinations to be accomplished, for example, by means of issuance of new shares in favor of, and/or exchanges of shares with, third parties. This would support Campari Group in the context of the ongoing consolidation process taking place in the global spirits industry, where the Company has had, and intends to continue to have, a leading role as an active player;

(ii)
rewarding long-term shareholders more effectively and extensively. It is, indeed, believed that a stable shareholder base is more capable of supporting long-term growth strategies. This long-term commitment is considered key in today’s global market of premium spirits, where strong brands, built via long-term brand building strategies, are considered a key source of competitive advantage in the long run;

(iii)
benefitting from a highly recognized and appreciated corporate law framework by international investors and market operators, so as to promote the global profile achieved by Campari Group, while in the meantime preserving the identity and historic presence of the Company in Italy.

Bob Kunze-Concewitz, Chief Executive Officer: ‘With the transfer of the registered office to the Netherlands and the enhancement of the double voting rights mechanism, by way of introduction of a new special voting rights mechanism, we aim to adopt a flexible share capital structure, which will enable us to pursue further growth through external opportunities and underpin a long-term committed shareholder base, in line with our strategic guidance. We will pursue these objectives without any impact on the organization, management and business operations in Italy or in any other region in which the Group operates. In particular, no reorganization is envisaged, nor is any transfer of the Group’s assets to the Netherlands contemplated. The Company will maintain its tax residence in Italy also upon completion of the Transaction. The maintenance of the current Group structure, which will continue to be led by the Company on a constant and uninterrupted basis, reflects our strategic priorities with reference to Italy, a key market for the Group’s future growth’.

KEY ELEMENTS OF THE TRANSACTION

●
The Transaction entails the transfer of the registered office to the Netherlands and the adoption of the company form known as Naamloze Vennootschap (N.V.) under Dutch law, substantially equivalent to the company form known as Società per Azioni.

●
In order to support the Group’s growth strategy through consolidation transactions in the global spirits sector, the Transaction envisages enhancing the increased voting rights mechanism currently in force through the adoption of a mechanism based on the assignment of special voting shares.

NEITHER THIS PRESS RELEASE OR ANY OF THE INFORMATION SET FORTH HEREIN MAY BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN ANY JURISDICTION IN WHICH SUCH PUBLICATION OR DISTIRBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

○
Assignment of 2, 5 and 10 voting rights for each Ordinary Share which is held for 2, 5 or 10 years. The status quo ante for shareholders already holding the increased voting benefit will be maintained through the assignment of Special Voting Shares.

○
Such additional voting rights are subject to the uninterrupted holding of Ordinary Shares. In case of transfer of the Ordinary Shares to which the Special Voting Shares are connected, the benefit of the increased voting shares will be lost.

●	Shareholders who do not participate in the adoption of the resolution on the Transaction will be entitled to exercise their withdrawal right.

●
The Transaction is subject to the satisfaction (or waiver, as the case may be) of a limited number of conditions precedent, including the amount of cash to be paid to shareholders exercising their withdrawal right not exceeding in aggregate the amount of Euro 150 million (calculated after taking into account the amounts payable by the shareholders exercising their option and pre-emption rights pursuant to applicable laws and by other third parties).

●
Campari’s controlling shareholder Lagfin S.C.A. (Lagfin), which today owns 51% of Campari’s issued capital and 65.3% of the voting rights, has confirmed its long-term commitment to the Group strategy and prospects and its support to the Transaction; commitment of Lagfin to acquire Campari shares resulting from the exercise of the right of withdrawal (recesso) in the context of the offer and sale process provided for under Italian law up to an aggregate amount of Euro 76.5 million.

●	The Company’s Ordinary Shares will continue to be listed on the Italian Stock Exchange of Borsa Italiana, while the Special Voting Shares will not be tradable on the Italian Stock Exchange.

●
No reorganization of the Group’s operational and managerial activities, which will continue to be led by the Company on a continuous and uninterrupted basis. The Company will maintain its own legal status, without any impact on its legal relationships, including relationships with its employees, which will continue to be governed by Italian law.

●	The tax residence will be maintained in Italy.

●	No impact on the financial reporting. The financial statements will continue to be prepared in accordance with IAS/IFRS.

●	Share buyback program to continue up to an increased amount of Euro 350 million within the next 12 months.

Transaction Timetable

18 February 2020: announcement of the Transaction.

27 March 2020: Extraordinary Meeting of Shareholders for the approval of the Transaction.

It is envisaged that the Transaction will be consummated within the end of July 2020, subject to the satisfaction (or the waiver, as the case may be) of the conditions precedent and the completion of all preliminary formalities of the Transaction, as described below.

Further information on the Transaction will be made available by the Company through additional press releases in accordance with the applicable provisions of law. All additional documents required by the applicable laws and regulations in relation to the Transaction (including the Explanatory Report prepared by the Board of Directors, the New Articles of Association and the Terms and Conditions for Special Voting Shares) will be made available to the public within the terms provided by law.

NEITHER THIS PRESS RELEASE OR ANY OF THE INFORMATION SET FORTH HEREIN MAY BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN ANY JURISDICTION IN WHICH SUCH PUBLICATION OR DISTIRBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

For further information, see below the section ‘Detailed description of the Transaction’.

Advisors

Goldman Sachs International and UBS assisted the Company in the context of the Transaction as financial advisors.

Pedersoli Studio Legale assisted Campari as legal advisor, with the support of Allen & Overy LLP (Amsterdam office) and Cravath, Swaine & Moore LLP for the Dutch and US legal aspects, respectively.

Studio Legale e Tributario Biscozzi Nobili Piazza and McDermott Will&Emery acted as tax advisors of Campari with the support of Loyens&Loeff (Amsterdam office) for the Dutch tax aspects.

DETAILED DESCRIPTION OF THE TRANSACTION

The Transaction entails the transfer of the registered office of the Company to the Netherlands and the amendment of the Company’s articles of association aimed at adopting the company form known as Naamloze Vennootschap (N.V.) under Dutch law.

The Transaction will be subject to the approval by the extraordinary shareholders’ meeting convened on 27 March 2020 (Extraordinary Shareholders’ Meeting), which will resolve upon the adoption of the new articles of association (New Articles of Association) and of the Terms and Conditions for Special Voting Shares.

The Transaction will be effective on the date of execution of a Dutch notarial deed (the Effective Date of the Transaction) with the adoption of the New Articles of Association.

The Transaction does not entail any dissolution or liquidation of the Company (nor, therefore, any need for a new incorporation in the Member State of destination). Therefore, the Company will preserve its legal status without any impact on its legal relationships, which will remain in place without any interruption whatsoever.

The Campari shares are currently listed on the Italian Stock Exchange, organized and managed by Borsa Italiana S.p.A. (Italian Stock Exchange), with the ISIN code IT0005252207 (in respect of the shares held by shareholders not benefitting from increased voting rights pursuant to article 127-quinquies TUF) and with the ISIN code IT005252215 (in respect of the shares held by shareholders benefitting from increased voting rights pursuant to article 127-quinquies TUF). The Davide Campari-Milano N.V.’s Ordinary Shares will continue to be listed, without any interruption whatsoever on the Italian Stock Exchange, also upon completion of the Transaction, as a result of which it is envisaged that a new ISIN code will be assigned to them. The Transaction will not have further effects on the listing of the Ordinary Shares nor on the continuity of their trading.

The Transaction constitutes a corporate transaction carried out on the basis of its freedom of establishment, which-as provided for by the law of the European Union and its interpretation by the European Court of Justice (as well as in accordance with the recent Directive (EU) 2019/2121 of 27 November 2019)-entails the right of a company incorporated in accordance with the law of one Member State to transform itself into a company governed by the laws of another Member State, adopting a company form provided under such legal system, while maintaining the same legal status.

Further information on the Extraordinary Shareholders’ Meeting will be made available in the notice of call to be published on the corporate website of Campari (www.camparigroup.com); an excerpt of the notice of call will be published in the newspaper ‘MF-MilanoFinanza’.

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Support of the Transaction from the controlling shareholder Lagfin

The controlling shareholder of the Company, Lagfin, confirms its long-term commitment to the Group strategy and prospects and support to the Transaction by strengthening its certainty and mitigating the potential cash outflows resulting from the obligation of the Company to purchase from shareholders who will have exercised their withdrawal rights all of the shares that have not been purchased pursuant to article 2437-quater of the Italian Civil Code. To this purpose, Lagfin has committed to acquire a certain number of withdrawn shares up to an aggregate amount of 76.5 million through the exercise of its options rights and the pre-emption right provided for under article 2437-quater of the Italian Civil Code.  The purchase price per share will be equal to the price payable to shareholders exercising the withdrawal right determined pursuant to article 2437-ter, paragraph 3, of the Italian Civil Code. The aforesaid commitment of Lagfin will be contingent to the Transaction becoming effective.

Special Voting Mechanism - Special Voting Shares

The New Articles of Association and the ‘Terms and Conditions for Special Voting Shares’ envisage to confirm and enhance the increased voting rights mechanism (voto maggiorato) adopted by the Company already in January 2015 pursuant to article 127-quinquies of the TUF, through the adoption of a special voting rights mechanism under the terms set out below (the Special Voting Mechanism).

In the Italian legal system, the law allows the grant of increased voting rights in the maximum amount of two votes for each share that has belonged to the same shareholder for a continuous period of at least twenty-four months, starting from the date of registration in a special register, upon request by the relevant shareholder (article 127-quinquies, paragraph 1, TUF). The entitlement to the benefit of the increased voting rights, once the relevant conditions have been fulfilled, is obtained as an effect of the continuous registration in such special register, without any need for the entitled shareholders to be granted additional shares with respect to the Ordinary Shares already held.

On the contrary, in the Dutch legal system, the shareholders so entitled are granted with increased voting rights through the assignment of shares of a special class (‘special voting shares’the Special Voting Shares), which grant to the holder thereof one or more voting rights.

Special Voting Shares will not be tradable on the Italian Stock Exchange nor will they give entitlement to any economic rights (save for limited exceptions pursuant to Dutch law).

Whilst Campari Ordinary Shares are freely transferrable, Special Voting Shares may not be transferred to third parties (except in very limited circumstances). In order to transfer the Ordinary Shares with respect to which Special Voting Shares are allocated (the qualifying Ordinary Shares), the relevant shareholder will have to request, through her/his/its intermediary, the de-registration of such ordinary shares from the loyalty register; after such de-registration, the Ordinary Shares will be freely transferrable. The Special Voting Shares will be surrendered to the Company upon transfer of the underlying Ordinary Shares and upon occurrence of a change of control over such shareholder.

In particular, the Special Voting Mechanism envisages the possibility of assigning to loyal long-term shareholders (i) 2 voting rights for each Ordinary Share held for a period of 2 years, (ii) 5 voting rights for each Ordinary Share held for a period of 5 years, and (iii) 10 voting rights for each Ordinary Share held for a period of 10 years.

It is also envisaged that for the purposes of the assignment of 2 voting rights for each Ordinary Share held (i) those shareholders who will be entitled to the increased voting rights as of the effective date of the Transaction will be entitled to the same benefit immediately thereafter; and (ii) those shareholders who will be registered in the special register and will not be entitled to the increased voting rights as of the effective date of the Transaction, will be entitled to carry over the registration period in the special register.

In detail, the Special Voting Mechanism entails:

(a)
Entitlement to 2 voting rights, on a continuous basis with the increased voting rights mechanism under article 127-quinquies of the Consolidated Law on Financial Intermediation (‘TUF’). The assignment of Special Voting Shares A

(i)
Initial Assignment: consistently with the provisions of the articles of association currently in force, shareholders of Campari who, as of the Effective Date of the Transaction, are holders of the increased voting benefit pursuant to article 127-quinquies of the TUF (the Initial Entitled Shareholders), will have the right to receive one special voting share A, granting 1 voting right (the Special Voting Shares A) and will be able to continue to exercise 2 voting rights for each Ordinary Share held. For the purposes of the assignment, the Initial Entitled Shareholders shall follow the procedure for initial assignment which will be made available on the corporate website of Campari (www.camparigroup.com);

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(ii)
Subsequent Assignment: following the Effective Date of the Transaction, upon the expiry of two years of uninterrupted holding of Ordinary Shares, as well as uninterrupted registration of the same in a loyalty register the relevant holders will be entitled to have 2 voting rights for each Ordinary Share held. Consistently with the provisions of the articles of association currently in force, shareholders will have the right to carry over any previous period of registration in the special register established pursuant to article 127-quinquies, paragraph 2, of the TUF for the purpose of calculating two years period of uninterrupted holding of the Ordinary Shares. Therefore, by way of example, shareholders registered in the special register for 12 months prior to the effectiveness of the Transaction will be entitled to the assignment of Special Voting Shares A upon the expiry of additional 12 months rather than 24 months of uninterrupted holding of the Ordinary Shares, and of their continuous registration in the loyalty register, provided that a request is made in such regard. In order for the previous period of registration to be taken into account, shareholders shall follow the procedure which will be made available on the corporate website of Campari (www.camparigroup.com).

(b)	Entitlement to 5 voting rights. The assignment di Special Voting Shares B

After three years of uninterrupted holding of Special Voting Shares A (both if assigned in the context of the Initial Assignment and in the context of the Subsequent Assignment)-as well as uninterrupted registration in a loyalty register of the Ordinary Shares to which such Special Voting Shares A are connected-the relevant holders will be entitled to have 5 voting rights for each Ordinary Share held. To such end, each Special Voting Share A held will be converted into a special voting share B granting 4 voting rights (the Special Voting Shares B).

(c)	Entitlement to 10 voting rights. Assignment of Special Voting Shares C

After five years of uninterrupted holding of Special Voting Shares B-and uninterrupted registration in a loyalty register of the Ordinary Shares to which such Special Voting Shares B are connected-the relevant holders will be entitled to have 10 voting rights for each Ordinary Share held. To such end, each Special Voting Share B held will be converted into a special voting share C granting 9 voting rights (the Special Voting Shares C).

The Special Voting Shares A, the Special Voting Shares B and the Special Voting Shares C shall be referred to collectively as the Special Voting Shares.

In order to further encourage the participation of shareholders with more consolidated and stable long-term perspective- the New Articles of Association also provide that the competent corporate bodies’ (Board of Directors and Shareholders’ meeting) can resolve una tantum to give to the holders of Special Voting Shares C (which, jointly with the underlying Ordinary Share, grant 10 voting rights) the right to convert such shares into special class shares granting multiple votes (up to 20 voting rights), which may also be non-listed, and subject to certain transfer restrictions (consistently with the purposes of encouraging the long-term shareholding).

Further information on the Special Voting Shares shall be set forth in the ‘Terms and Conditions for Special Voting Shares’, such document will be made available on the corporate website of Campari (www.camparigroup.com) as schedule of the Explanatory Board Report within the terms provided by the law.

NEITHER THIS PRESS RELEASE OR ANY OF THE INFORMATION SET FORTH HEREIN MAY BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN ANY JURISDICTION IN WHICH SUCH PUBLICATION OR DISTIRBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

Ordinary Shares

The New Articles of Association provide that the Company will establish a separate capital reserve to pay up the Special Voting Shares. The Board of Directors will be authorized to credit or debit the special capital reserve at the expense or in favor of the Company’s reserves.

In order to limit the impact on the reserves, it is envisaged that, following the Effective Date of the Transaction, the Shareholders’ Meeting of the Company will be convened to approve the reduction of the nominal value of the Ordinary Shares from the current Euro 0.05 to Euro 0.01. As a result of such transaction, Special Voting Shares A will have a nominal value of Euro 0.01, Special Voting Shares B will have a nominal value of Euro 0.04 and Special Voting Shares C will have a nominal value of Euro 0.09.

Such transaction will be carried out in accordance with Dutch law and will entail the reduction of the nominal share capital. It is envisaged that the nominal value of the total capital resulting from the above-mentioned reduction will be allocated to non-distributable reserves. The reduction of capital will not result in any change to the rights enjoyed by shareholders.

Governance of the Company following the Transaction

The Transaction will not result in changes to the current composition of the Board of Directors. The Company will adopt a one-tier board system as provided under Dutch law, under which the non-executive directors supervise the executive directors.

In accordance with Dutch Corporate Governance Code, internal committees of the Board of Directors will be established in line with those currently in place, namely the Audit Committee (Comitato Controllo e Rischi) to which audit tasks and duties shall be assigned in accordance with Dutch laws and regulations as well as the Remuneration and Appointment Committee (Comitato Remunerazione Nomine). The Supervisory Body (Organismo di Vigilanza) pursuant to Legislative Decree no. 231/2001 will also be maintained. In accordance with the one-tier board system, the Board of Statutory Auditors will cease to exist.

Withdrawal Right

Shareholders who do not support the adoption of the resolution on the Transaction (that is to say, shareholders who do not attend the Shareholders’ Meeting or who vote against the proposed resolution or who abstain from voting) will be entitled to exercise their withdrawal right no later than 15 days following the registration of the minutes of the Extraordinary Shareholders’ Meeting (convened on 27 March 2020) with the Companies’ Register of Milan.

The redemption price payable to shareholders exercising their withdrawal right is equal to Euro 8.376 per Campari share. Such price has been determined pursuant to article 2437-ter, paragraph 3, of the Italian civil code, by making reference to the arithmetic average of the closing prices of Campari’s shares during the six months preceding the publication of the notice of call (expected tomorrow, 19 February 2020) of the Extraordinary Shareholders’ Meeting.

Once the 15 days-period elapses, and before the Transaction becomes effective, the Campari’s withdrawn shares will be offered in option (diritto di opzione) and pre-emption (diritto di prelazione) to other shareholders and, subsequently, the unsold shares may be offered to third parties. The abovementioned procedure of offer and sell, as well as the payment of any amount due to the withdrawn shares are subject to the Transaction’s completion.

The redemption price will be paid, to those shareholders exercising the withdrawal right, after the Effective Date of the Transaction expected for the end of July 2020. In the meantime, withdrawing shareholders may not sell or otherwise dispose of any of the shares in respect to which the withdrawal right has been exercised.

NEITHER THIS PRESS RELEASE OR ANY OF THE INFORMATION SET FORTH HEREIN MAY BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN ANY JURISDICTION IN WHICH SUCH PUBLICATION OR DISTIRBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

Should the Transaction not be completed, the withdrawn shares will continue to be owned by the shareholders which have exercised the withdrawal right, without any payment to be made in favour of such shareholder and the Campari’s shares will continue to be listed on the Italian Stock Exchange.

Further details on the exercise of the withdrawal right and on the relevant procedure will be provided in accordance with applicable provisions of law.

Conditions Precedent

The completion of the Transaction will be subject to the satisfaction of a limited number of conditions precedent, including that (i) no governmental entity of a competent jurisdiction will have enacted, issued, promulgated, enforced or entered into any order which prohibits the consummation of the Transaction or makes it void or extremely burdensome; (ii) there will not have been any material adverse changes in the legal, economic, political, financial, currency exchange or in the capital markets conditions or other extraordinary events that may affect the business or the results of operations of Campari and/or the market value of the Campari shares and/or that could otherwise materially and negatively affect the Transaction.

A specific condition precedent is that the withdrawal amount (i.e., the amount of cash, if any, to be paid by Campari to shareholders exercising their withdrawal right) shall not exceed in the aggregate the amount of Euro 150 million, to be calculated after taking into account-and hence after deducting-the amounts payable by the shareholders exercising their option and pre-emption rights pursuant to applicable laws (including the amount of Euro 76.5 million committed by the controlling shareholder Lagfin) and by other third parties. The assessment on the satisfaction of this condition precedent-which may be waived by the Board of Directors-will require that the outcome of the sale procedures of the shares in relation to which the withdrawal right has been exercised is known.

Campari will communicate to the market the satisfaction of (or the waiver of, as the case may be) the above conditions precedent.

The consummation of the Transaction will occur only upon satisfaction (or waiver, as the case may be) of all the envisaged conditions precedent and upon completion of all the preliminary formalities to the Transaction.

Share Buyback

It is envisaged that the share buyback program will continue in the next 12 months for an increased amount up to Euro 350 million. Further details are included in the press release on the results of the 2019 financial statement disseminated on the date hereof.

* * *

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This press release is for informational purposes only and is not intended to constitute and does not constitute an offer or an invitation to exchange, sell or a solicitation of an offer of subscription or purchase, or an  invitation to exchange, purchase or subscribe for any financial instrument or any part of the business or assets described herein, any other participation or a solicitation of any vote or approval in any jurisdiction, in relation to this transaction or otherwise, nor will any sale, issuance or transfer of financial instruments take place in any jurisdiction in breach of the applicable law. This press release must not be interpreted in any way as a recommendation to anyone who reads it. No offer of financial instruments will be made. This press release is not a prospectus or information document on a financial product or other offer document for purposes of Regulation (EU) 2017/1129 of the European Parliament and Council dated 14 June 2017.

This press release does not constitute an offer to the public in Italy, within the meaning set forth in Section 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, as subsequently amended and supplemented. The issuance, publication or distribution of this documentation in certain jurisdictions may be restricted by law and, therefore, persons in the jurisdictions in which this document is issued, published or distributed must become informed and comply with such restrictions.

NEITHER THIS PRESS RELEASE OR ANY OF THE INFORMATION SET FORTH HEREIN MAY BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN ANY JURISDICTION IN WHICH SUCH PUBLICATION OR DISTIRBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

This press release does not constitute an offer of sale of financial instruments in the United States under the Securities Act or in any other jurisdiction in which it is illegal to make such an offer, or a solicitation of votes for the Shareholders’ Meeting mentioned in this document. The financial instruments referred to in this press release have not been and will not be registered in accordance with the Securities Act or the laws concerning financial instruments of any state of the United States, and any statement to the contrary constitutes a breach of the law. The financial instruments referred to in this press release may not be offered or sold in the United States or to, or on behalf of or for the benefit of U.S. Persons, as defined in Regulation S under the Securities Act, except by virtue of an exemption or in a transaction not subject to registration obligations under the Securities Act or to the state or local laws applicable to financial instruments.

* * *

Forward Looking Statements

This communication contains certain forward-looking statements relating to Campari and the proposed transaction. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: volatility and deterioration of capital and financial markets, changes in general economic conditions, economic growth and other changes in business conditions, changes in government regulation, uncertainties as to whether the proposed transaction will be consummated, uncertainties as to the timing of the proposed transaction, uncertainties as to how many shareholders will participate in the proposed transaction, the risk that the announcement of the proposed transaction may make it more difficult for Campari Group to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of Campari Group will be adversely impacted during the pendency of the proposed transaction; the risk that the operations of Campari Group will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of Campari Group. Such factors include, but are not limited to: (i) changes in the laws, regulations or policies of the countries where Campari Group operates; (ii) the adoption, both at a global level and in the countries where Campari Group operates, of restrictive public policies that have an impact on the production, distribution, marketing, labelling, importation, price, sale or consumption of alcoholic products; (iii) long-term changes in consumers’ preferences and tastes, social or cultural trends resulting in a reduction in the consumption of products of the Campari Group as well as in purchasing patterns and the ability of Campari Group to anticipate these changes in the marketplace; and (iv) increased production costs and volatility of raw materials’ prices.

Therefore, Campari and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.

These forward-looking statements speak only as of the date of this communication and Campari does not undertake an obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

* * *

For further information

Investor Relations
Chiara Garavini	Tel. +39 02 6225 330	Email: chiara.garavini@campari.com

Corporate Comunications
Enrico Bocedi	Tel. +39 02 6225 680	Email: enrico.bocedi@campari.com

NEITHER THIS PRESS RELEASE OR ANY OF THE INFORMATION SET FORTH HEREIN MAY BE PUBLISHED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN CANADA, SOUTH AFRICA, AUSTRALIA, JAPAN, OR IN ANY JURISDICTION IN WHICH SUCH PUBLICATION OR DISTIRBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

http://www.camparigroup.com/en/investor
http://www.camparigroup.com/en

About Campari Group

Campari Group is a major player in the global spirits industry, with a portfolio of over 50 premium and super premium brands, spreading across Global, Regional and Local priorities. Global Priorities, the Group’s key focus, include Aperol, Campari, SKYY, Grand Marnier, Wild Turkey and Appleton Estate. The Group was founded in 1860 and today is the sixth-largest player worldwide in the premium spirits industry. It has a global distribution reach, trading in over 190 nations around the world with leading positions in Europe and the Americas. Campari Group’s growth strategy aims to combine organic growth through strong brand building and external growth via selective acquisitions of brands and businesses.

Headquartered in Milan, Italy, Campari Group owns 21 plants worldwide and has its own distribution network in 20 countries. Campari Group employs approximately 3,700 people. The shares of the parent company Davide Campari-Milano S.p.A. (Reuters CPRI.MI - Bloomberg CPR IM) have been listed on the Italian Stock Exchange since 2001. For more information: http://www.camparigroup.com/en.

Please enjoy our brands responsibly-